SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March,  2025

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      Hamelacha 5, Netanya 4250407, Israel
        (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated March 26, 2025 re TAT Technologies Ltd. Reports 2024 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Grows Revenue by 34%, Net Income by 139%, and Adjusted EBITDA by 67% for the
full year of 2024

Company Delivers 9th Consecutive Quarter of Expanding Revenues

Netanya, Israel, March 26, 2025 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, today reported its unaudited results for the three and 12 months ended December 31, 2024 (Q4’24).

Financial Highlights for the 12 Months Ended December 31, 2024:

•	Revenue increased by 34% to $152.1 million, compared to $113.8 million for the same period in 2023.

•	Gross profit increased by 47% to $33 million (21.7% of revenue) up from $22.5 million (19.7% of revenues) in the prior year.

•	Net lncome increased by 139% to $11.2 million, or $1.0 per diluted share, compared to $4.7 million, or $0.51 per diluted share, in 2023.

•	Adjusted EBITDA increased by 67% to $18.6 million, compared to $11.1 million in the prior year.

•	Cash flow from operations was negative ($5.8) million compared to a positive $2.3 million in 2023.

Mr. Igal Zamir, CEO and President of TAT Technologies commented: “TAT Technologies continues to deliver solid execution, marking our ninth consecutive quarter of revenue growth and improved profitability. This positive momentum reflects the early impact of the strategic growth engines introduced over the past years, which we believe will continue to drive our results in the years ahead.”

“In the fourth quarter, we launched our strategic ‘Customer First’ initiative, which is our key goal for 2025,” continued Mr. Zamir. “Our commitment is to deliver exceptional customer service and best-in-class performance, even as the industry continues to face supply chain challenges. As part of this effort, we strategically increased our parts and rotatable inventory in areas where the supply chain is unstable, anticipating continued revenue growth in 2025. While this investment in inventory had a negative effect on our operational cash flow, it positions us to mitigate supply chain risks as we move forward”.

“Also in the fourth quarter, TAT won contracts and new orders totaling $47 million, increasing our backlog to a record high of $429 million, and validating our continued confidence in the company’s growth trajectory,” added Mr. Zamir.

“In 2024, we expanded our engagement with the US and Israeli investors community, which contributed to a successful $10 million overnight capital raise and a 153% increase in our share price. We remain optimistic about the outlook for 2025. In addition to pursuing continued revenue growth, we are advancing several initiatives to improve our operational efficiency and our cost structure, which we expect to begin delivering results during 2025”.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 12 below.

Investor Call Information

TAT Technologies will host two webcasts to review its financial results and provide a business update, on Thursday, March 27, 2025, at 7:30 a.m. ET a call in Hebrew, followed by an additional call at 8:30 a.m. ET in English. Interested investors can register for the webcast at the links below or visit the investor relations section of the Company’s website at https://tat-technologies.com/investors/.

•	Conference call in English
•	Conference call in Hebrew

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our website:
www.tat-technologies.com

Contact:

Mr. Eran Yunger
Director of IR
erany@tat-technologies.com

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2024	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,129	$15,979
Accounts receivable, net of allowance for credit losses of $400 and $345 thousand as of December 31, 2024 and 2023 respectively	29,697	20,009
Restricted deposit	-	661
Other current assets and prepaid expenses	7,848	6,397
Inventory	68,540	51,280

Total current assets	113,214	94,326

NON-CURRENT ASSETS:
Restricted deposit	305	302
Investment in affiliates	2,901	2,168
Funds in respect of employee rights upon retirement	654	664
Deferred income taxes	877	994
Property, plant and equipment, net	41,576	42,554
Operating lease right of use assets	2,282	2,746
Intangible assets, net	1,553	1,823
Total non-current assets	50,148	51,251

Total assets	163,362	145,577

TAT TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS 'EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,083	$2,200
Short term loans	4,350	12,138
Accounts payable	12,158	9,988
Accrued expenses and other	18,594	13,952
Current maturities of operating lease liabilities	939	1,033

Total current liabilities	38,124	39,311

NON-CURRENT LIABILITIES:
Long-term loans	10,938	12,886
Liability in respect of employee rights upon retirement	986	1,000
Operating lease liabilities	1,345	1,697

Total non-current liabilities	13,269	15,583

COMMITMENTS AND CONTINGENCIES (NOTE 11)

Total liabilities	51,393	54,894

SHAREHOLDERS 'EQUITY:
Ordinary shares of NIS 0 par value and NIS 0.9 par value at December 31, 2024 and at December 31, 2023 respectively: Authorized: 13,000,000 shares at December 31, 2024 and at December 31, 2023; Issued: 11,214,831 and 10,377,085 shares at December 31, 2024 and at December 31, 2023 respectively; Outstanding: 10,940,358 and 10,102,612 shares at December 31, 2024 and at December 31, 2023 respectively	-	3,140
Additional paid-in capital	89,697	76,335
Treasury shares, at cost, 274,473 shares at December 31, 2024 and 2023	(2,088)	(2,088)
Accumulated other comprehensive income	(76)	27
Retained earnings	24,436	13,269
Total shareholders' equity	111,969	90,683

Total liabilities and shareholders' equity	163,362	145,577

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2024	2023	2022

Revenue:
Products	$47,710	$35,241	$25,460
Services	104,406	78,553	59,096
	152,116	113,794	84,556

Cost of revenue, net:
Products	33,986	30,517	21,631
Services	85,116	60,809	46,997
	119,102	91,326	68,628

Gross profit	33,014	22,468	15,928

Operating expenses:
Research and development, net	1,248	715	479
Selling and marketing, net	7,746	5,523	5,629
General and administrative, net	11,901	10,588	9,970
Other income	(383)	(433)	(90)
Restructuring expenses, net		-	1,715

	20,512	16,393	17,703

Operating income (loss)	12,502	6,075	(1,775)

Interest expenses	(1,472)	(1,683)	(902)
Other financial income (expenses), net	(477)	353	1,029

Income profit (loss) before taxes on income	10,553	4,745	(1,648)

Taxes on income	195	576	98

Profit (Loss) before share of equity investment	10,358	4,169	(1,746)

Share in profit of equity investment of affiliated companies	809	503	184

Net income (loss)	$11,167	$4,672	$(1,562)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands, except share and per share data

	Year ended December 31,
	2024	2023	2022

Net income (loss)	$11,167	$4,672	$(1,562)

Net income (loss) per share basic	$1.08	$0.52	$(0.175)
Net income (loss) per share diluted	$1.00	$0.51	$(0.175)

Weighted average number of shares outstanding:
Basic	10,363,978	8,961,689	8,911,546
Diluted	11,215,827	9,084,022	8,911,546

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income (loss)	$11,167	$4,672	$(1,562)
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	(27)	53	(89)
Change in foreign currency translation Adjustments	(76)	-	-
Reclassification adjustments for loss from derivatives included in net income	-	-	30
Total other comprehensive income (loss)	(103)	53	(59)

Total comprehensive income (loss)	$11,064	$4,725	$(1,621)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

	Number of shares issued	Amount

BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	$10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:

Comprehensive income				(59)	-	(1,562)	(1,621)
Exercise of Options	36,850	33	156				189
Share based compensation			218				218

BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2023:
Comprehensive income	-	-	-	53	-	4,672	4,725
Exercise of Options	32,466	8	157		-	-	165
Issuance of common shares net of issuance costs of $141 thousands	1,158,600	290	9,774		-	-	10,064
Share based compensation			159		-	-	159
BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	$27	$(2,088)	$13,269	$90,683
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2024:
Comprehensive income(loss)	-	-	-	(103)	-	11,167	11,064
Exercise of Options	164,406	12	(12)	-	-	-	-
Cancel of shares par value (see note 12a)		(3,152)	3,152	-	-	-	-
Issuance of common shares net of issuance costs of $162 thousands	673,340	-	9,827	-	-	-	9,827
Share based compensation		-	395	-	-	-	395
BALANCE AT DECEMBER 31, 2024	11,214,831	-	$89,697	$(76)	$(2,088)	$24,436	$111,969

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,167	$4,672	$(1,562)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,455	4,710	3,706
Loss (gain) from change in fair value of derivatives	22	(9)	8
Change in funds in respect of employee rights upon retirement	10	116	377
Net change in operating right of use asset and operating lease liability	18	22	(82)
Non cash financial expenses	(187)	(172)	(902)
Decrease in restructuring plan provision	(63)	(126)	(467)
Change in allowance for credit losses	55	(182)	138
Share in results of affiliated companies	(809)	(503)	(184)
Share based compensation	395	159	218
Liability in respect of employee rights upon retirement	(14)	(148)	(356)
Capital gain from sale of property, plant and equipment	(478)	(530)	(90)
Deferred income taxes, net	117	235	23
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(9,743)	(4,205)	(2,659)
Increase in other current assets and prepaid expenses	(1,473)	(341)	(1,836)
Increase in inventory	(17,165)	(5,400)	(5,069)
Increase (decrease) in trade accounts payable	2,170	(245)	1,143
Increase in accrued expenses and other	4,705	4,202	2,727

Net cash provided by (used in) operating activities from continued operation	$(5,818)	$2,255	$(4,867)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	1,275	2,002	93
Purchase of property and equipment	(5,126)	(5,102)	(16,213)
Purchase of intangible assets	-	(479)	-
Net cash used in investing activities from continued operations	$(3,851)	$(3,579)	$(16,120)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(2,016)	(1,701)	(1,071)
Net change in short term credit from banks	(7,650)	1,000	-
Proceeds from long-term loans received	-	712	16,680
Proceeds from issuance of common shares, net	9,827	10,064	-
Exercise of options	-	165	189
Net cash provided by financing activities from continued operations	$161	$10,240	$15,798

Net increase (decrease) in cash and cash equivalents and restricted cash	(9,508)	8,916	(5,189)
Cash and cash equivalents and restricted cash at beginning of period	16,942	8,026	13,215
Cash and cash equivalents and restricted cash at end of period	7,434	16,942	8,026

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	-	-	196
Additions of operating lease right-of-use assets and operating lease liabilities	983	1,345	318
Reclassification of inventory to property, plant and equipment	155	68	284
Capital contribution to equity method investee	-	-	787

Supplemental disclosure of cash flow information:
Interest paid	(1,400)	(1,438)	(796)
Income taxes received (paid), net	$(39)	$-	$-

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)

U.S. dollars in thousands

	Year ended
	December 31,
	2024	2023

Net income	$11,167	$4,672

Adjustments:
Share in results and sale of equity
investment of affiliated companies	(809)	(503)
Taxes on income (tax benefit)	195	576
Financial expenses (income), net	1,949	1,330
Depreciation and amortization	5,717	4,902
Share based compensation	395	159

Adjusted EBITDA	$18,614	$11,136

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Name:	Ehud Ben-Yair
Title:	Chief Financial Officer

Date: March 26, 2025